Contact

www.linkedin.com/in/arlolaitin
(LinkedIn)

Top Skills

Business Development
Strategy
Solution Selling

Arlo Laitin

Driving Growth at the Intersection of Tech, Media & Finance | Entrepreneur | Culture-First Leader
New York City Metropolitan Area

Summary

Passionate revenue leader and entrepreneur with 20+ years scaling high-growth companies across fintech, adtech, SaaS, and analytics. I thrive on building world-class commercial teams, unlocking new partnerships, and driving revenue strategies that deliver long-term value for both clients and customers.

I bring a proven record of taking organizations from early stage through scale and IPO, optimizing revenue engines, and leading with a culture-first, empathetic approach. Known for balancing strategic vision with a “get things done” mindset, I help companies grow faster, smarter, and more sustainably

Experience

Find.co
Chief Revenue Officer (CRO)
February 2024 - Present (1 year 8 months)

Wrthy
Co-Founder & Investor
October 2024 - Present (1 year)

Brad's Deals
Chief Revenue Officer
February 2023 - February 2024 (1 year 1 month)

BANYAN
Chief Revenue Officer (CRO)
January 2021 - February 2023 (2 years 2 months)
New York City Metropolitan Area

Banyan, the global infrastructure company for item-level receipt data, allows its partners to enrich transactions to create incredible experiences for their customers. Powered by Banyan's APIs, merchants can seamlessly

and securely share receipts, while unlocking powerful insights and unique marketing opportunities. Banyan provides its merchant partners complete transparency and control over who can access receipt data and Banyan's privacy-by-design approach requires consumers' permission before any enrichments take place. This new ecosystem allows financial institutions, fintechs, and consumer apps to enrich their data with item-level detail, unlocking a new wave of innovation to drive improved customer experiences, cost savings, and new revenue streams.

Arrivalist
Chief Revenue Officer & GM
October 2019 - December 2020 (1 year 3 months)
United States

Cardlytics
9 years 7 months

Executive Vice President, US Partnerships
August 2017 - January 2019 (1 year 6 months)
Greater New York City Area

Purchase-based data intelligence platform (NASDAQ: CDLX); Cardlytics partners with 2,000+ financial institutions and runs their personalized, card-based loyalty programs. Unique company view into consumer spending and purchase-based targeting and measurement helps thousands of US and UK marketers connect advertising directly to in-store sales

Senior Vice President, US Partnerships
September 2012 - August 2017 (5 years)
Greater New York City Area

Vice President, Merchant Services
July 2009 - September 2012 (3 years 3 months)
Atlanta, GA

Centro
Regional Vice President
January 2008 - July 2009 (1 year 7 months)

Digital advertising services and media management software company; Centro's holistic approach gives marketers a single system of record to fulfill research, planning, buying, optimization, reporting, and reconciliation needs.

Centro

Regional Sales Director
September 2005 - September 2007 (2 years 1 month)

Boston.com
Director of Sales
June 2003 - August 2005 (2 years 3 months)

#1 Regional website in the US, and home to the Boston Globe online

New York Times Digital
Senior Account Executive
March 2001 - June 2003 (2 years 4 months)

Online division of the New York Times, including Nytimes.com & Boston.com

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Education

University of Vermont
B.S., Business Administration · (1991 - 1995)